REG TECHNOLOGIES INC.

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2018

Responsibilities for Financial Statements

The accompanying financial statements for Reg Technologies Inc. (the “Company”) have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). These interim financial statements, which are the responsibility of management, are unaudited and have not been reviewed by the Company’s auditors. Management believes the unaudited financial statements are free of material misstatement and present fairly, in all material respects, the financial position of the Company as at July 31, 2018 and the results of its operations and its cash flows for the three months ended July 31, 2018.

Reg Technologies Inc.

Statements of Financial Position

(Expressed in Canadian Dollars)

	As at	As at
	July 31,	April 30,
	2018	2018
	$	$
	(Unaudited)	(Audited)
ASSETS

Current
Cash	802	-
GST receivable	4,357	4,357
	5,159	4,357

LIABILITIES
Current
Accounts payable	102,397	87,599
Accrued liabilities	120,000	75,000
Due to related parties (Note 7)	114,890	90,552
Promissory note, net of unamortized discount of $8,611 (Note 8)	21,339	-
	358,626	253,151

SHAREHOLDERS’ DEFICIT
Share Capital (Note 6)	13,636,565	13,636,565
Warrants (Note 6)	1,141,249	1,141,249
Contributed Surplus	10,864,172	10,864,172
Deficit	(25,995,453)	(25,890,780)
	(353,467)	(248,794)

	5,159	4,357

Nature and Continuance of Operations (Note 1)

Subsequent event (Note 10)

On behalf of the Board:

“Paul Chute”	Director
Paul Chute

The accompanying notes are an integral part of these financial statements.

(1)

Reg Technologies Inc.

Interim Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

(Unaudited)

	For the three months ended July 31,	For the three months ended July 31,
	2018	2017
	$	$

Expenses
Foreign exchange loss	609	1,292
Professional fees	24,985	-
Management fees	15,000	7,500
Office and general administration expense	2,384	-
Consulting fees	45,000	7,500
Transfer agent and filing fees	15,258	2,930

Loss before other expense	(103,236)	(19,222)
Interest expense	(1,437)	-
Net and comprehensive loss	(104,673)	(19,222)

Loss per share – basic and diluted	(0.02)	(0.00)

Weighted average number of common shares outstanding – basic and diluted	4,954,709	4,954,709

The accompanying notes are an integral part of these financial statements.

(2)

Reg Technologies Inc.

Interim Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	For the three months ended July 31,	For the three months ended July 31,
	2018	2017
	$	$

Cash flows used in operating activities
Net loss	(104,673)	(19,222)
Adjustments to reconcile loss to net cash used by operating activities:
Interest expense	1,437	-
Changes in non-cash working capital items:
GST Receivable	-	(123)
Accounts payable and accrued liabilities	49,750	8,197
Due to related parties	24,338	11,148

Net cash used in operating activities	(29,148)	-

Cash flows from financing activities
Issuance of promissory note	29,950	-

Net cash from financing activities	29,950	-

Increase in cash	802	-
Cash and cash equivalent, beginning	-	-

Cash and cash equivalent, ending	802	-

Supplemental Disclosures
Interest paid	-	-
Income taxes paid	-	-

The accompanying notes are an integral part of these financial statements.

(3)

Reg Technologies Inc.

Statements of Changes in Equity

(Expressed in Canadian Dollars)

						Total
	Common	Common	Contributed			Shareholders’
	Shares	Shares	Surplus	Warrants	Deficit	Deficit
	#	$	$	$	$	$

Balance – April 30, 2017 (Audited)	4,954,709	13,636,565	10,864,172	1,141,249	(25,820,825)	(178,839)
Net loss	-	-	-	-	(19,222)	(19,222)
Balance –July 31, 2017 (Unaudited)	4,954,709	13,636,565	10,864,172	1,141,249	(25,840,047)	(198,061)
Net loss	-	-	-	-	(50,733)	(50,733)
Balance – April 30, 2018 (Audited)	4,954,709	13,636,565	10,864,172	1,141,249	(25,890,780)	(248,794)
Net loss	-	-	-	-	(104,673)	(104,673)
Balance – July 31, 2018 (Unaudited)	4,954,709	13,636,565	10,864,172	1,141,249	(25,995,453)	(353,467)

The accompanying notes are an integral part of these financial statements.

(4)

Reg Technologies Inc.

Notes to Interim Financial Statements

(Expressed in Canadian Dollars)

For the Three Months Ended July 31, 2018 and 2017

(Unaudited)

1.	Nature and Continuance of Operations

Reg Technologies Inc. (“Reg Tech” or the “Company”) was a development stage company in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand CamTM/Direct Charge Engine and other RandCamTM / RadMax® applications (the “Technology”). The worldwide marketing and intellectual rights, other than in the U.S., were held by the Company. REGI U.S., Inc. (“REGI”) (a U.S. public company) owned the U.S. marketing and intellectual rights. The Company and REGI had a project cost sharing agreement whereby these two companies each funded 50% of the development of the Technology.

Effective February 17, 2017 REGI purchased all of Reg Tech’s assets including all rights to the Technology with the issuance of 51,757,119 shares of REGI’s common stock, which were distributed to the shareholders of the Company as dividend in kind. The Company has actively searched for a business after the disposition of its assets.

Asset Sales Agreement

On September 16, 2016, the Company entered into an asset sales/purchase agreement (the “ASA”) with REGI, a public company with a common director and officer and whose common stock is listed on OTC.QB to sell all of the Company’s assets to REGI, with the issuance of 46,173,916 unregistered common shares of REGI. The ASA was amended on February 14, 2017 to increase the consideration shares to an aggregate of 51,757,119 unregistered common shares of REGI and to amend the list of the assets purchased. The shares issued to the Company were distributed to the Company’s shareholders as dividend in kind. The transaction was closed on February 17, 2017 upon TSX Venture Exchange approval.

Upon closing of the ASA, all assets of the Company except GST receivable were transferred from Reg Tech to REGI. In addition, upon closing of the ASA, REGI settled on behalf of Reg Tech the Company’s accounts payable of $67,800 and balances owed to other related parties of $124,075, the total settlement of $191,875 was recorded as addition to contributed surplus during the year ended April 30, 2017.

Going Concern

In a development stage company, management devotes most of its activities to establishing a new business. Planned principal activities have not yet produced any revenues and the Company has incurred recurring operating losses as is normal in development stage companies. The Company has net capital deficiency and has accumulated losses of $25,995,453 since inception. These factors raise substantial doubt about the Company’s ability to continue as a going-concern. The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for its products.

Management is aware that material uncertainties exist, related to current economic conditions, which could adversely affect the Company’s ability to continue to finance its activities. The Company receives interim support from affiliated companies and plans to raise additional capital through debt and/or equity financings. The Company may also raise additional funds through the exercise of warrants and stock options.

There is no certainty that the Company’s efforts to raise additional capital will be successful. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in normal operations.

(5)

Reg Technologies Inc.

Notes to Interim Financial Statements

(Expressed in Canadian Dollars)

For the Three Months Ended July 31, 2018 and 2017

(Unaudited)

2.	Statement of compliance

These unaudited interim financial statements (“interim financial statements”) are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended April 30, 2018.

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issuance by the Board of Directors on October 1, 2018.

3.	Significant Accounting Policies

Basis of preparation

The preparation of financial statements in accordance with IAS 34 and IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

New standards and interpretations

IFRS 9 – Financial Instruments (“IFRS 9”) was issued by the IASB in July 2014 and will replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is adopted May 1, 2018.

Other new accounting standards and interpretations are either not applicable or not expected to have a significant impact on the Company’s financial statements.

4.	Critical Accounting Estimates and Judgments

Use of Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions about the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the results of operations. Significant areas requiring the use of management estimates include determination of accrued liabilities, deferred tax assets and stock-based compensation. Actual results could differ from the estimates made.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

(6)

Reg Technologies Inc.

Notes to Interim Financial Statements

(Expressed in Canadian Dollars)

For the Three Months Ended July 31, 2018 and 2017

(Unaudited)

4.	Critical Accounting Estimates and Judgments (Cont’d)

Use of judgements

Critical accounting judgements are accounting policies that have been identified as being complex or involving subjective judgements or assessments with a significant risk of material adjustment in the next year.

(i)	Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

(ii)	Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

(iii)	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

(iv)	Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. The directors monitor future cash requirements to assess the Company’s ability to meet these future funding requirements.

5.	Financial Instruments and Risk Management

Foreign exchange risk

The Company is primarily exposed to currency fluctuations relative to the Canadian dollar through expenditures that are denominated in US dollars. Also, the Company is exposed to the impact of currency fluctuations on its monetary assets and liabilities.

The operating results and the financial position of the Company are reported in Canadian dollars. Fluctuations in exchange rates will, consequently, have an impact upon the reported operations of the Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

(7)

Reg Technologies Inc.

Notes to Interim Financial Statements

(Expressed in Canadian Dollars)

For the Three Months Ended July 31, 2018 and 2017

(Unaudited)

5.	Financial Instruments and Risk Management (Cont’d)

Foreign exchange risk (Cont’d)

The Company is exposed to foreign currency risk through the following financial assets and liabilities that are denominated in United States dollars:

July 31, 2018	Accounts Payable
$28,049

At July 31, 2018 with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by approximately +/- $2,805.

Interest rate and credit risk

As at July 31, 2018 and April 30, 2018, the Company had minimal cash balances and had short-term interest-bearing debt. The Company has no significant concentrations of credit risk arising from operations. The Company’s current policy is to invest any significant excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Receivables consist of goods and services tax due from the Federal Government. Management believes that the credit risk concentration with respect to receivables is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 9.

6.	Share Capital

Authorized

Unlimited	Common shares without par value
Unlimited	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
Unlimited	Class A non-voting shares without par value. Special rights and restrictions apply.

Share Consolidation

Effective September 17, 2018, the Company completed a consolidation of its common shares (the “Share Consolidation”) on the basis of one post-consolidation share for every 10 pre-consolidation common shares. As a result of the Share Consolidation, the 49,547,092 common shares issued and outstanding were consolidated to 4,954,709 common shares. All information in these financial statements is presented on a post-share consolidation basis, except the number and exercise price of share options expired during the year ended April 30, 2018.

(8)

Reg Technologies Inc.

Notes to Interim Financial Statements

(Expressed in Canadian Dollars)

For the Three Months Ended July 31, 2018 and 2017

(Unaudited)

6.	Share Capital (Cont’d)

Stock Options

The Company has implemented a stock option plan (the “Plan”) to be administered by the Board of Directors. Pursuant to the Plan, the Board of Directors has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date.

All options granted under the 2000 plan have the following vesting schedule:

i)	Up to 25% of the option may be exercised at any time during the term of the option; such initial exercise is referred to as the “First Exercise”.
ii)	The second 25% of the option may be exercised at any time after 90 days from the date of First Exercise; such second exercise is referred to as the “Second Exercise”.
iii)	The third 25% of the option may be exercised at any time after 90 days from the date of Second Exercise; such third exercise is referred to as the “Third Exercise”.
iv)	The fourth and final 25% of the option may be exercised at any time after 90 days from the date of the Third Exercise.
v)	The options expire 60 months from the date of grant.

All options granted under the 2009 plan have the following vesting schedule:

(i) no more than 25% of an option may be exercised during any 90 day period during the term of the option; and

(ii) each optionee is restricted from selling more than 25% of the shares that may be acquired upon exercise of an option during any 90 day period.

Options granted to consultants engaged in investor relations activities will vest in stages over a minimum of 12 months with no more than 25% of the options vesting in any three-month period.

No options were granted or vested during the years ended April 30, 2018 and 2017. The Company had no option outstanding at July 31, 2018 or April 30, 2018.

The following is a summary of options activities during the years ended April 30, 2018 and three months ended July 31, 2018 (on a pre-share consolidation basis):

	Number of options	Weighted average exercise price
		$
Outstanding at April 30, 2017	50,000	0.11
Expired	(50,000)	0.11
Outstanding at April 30, 2018 and July 31, 2018	-	-

Warrants

During the year ended April 30, 2018 and the three months ended July 31, 2018 the Company had no warrant transaction. As at April 30, 2018, July 31, 2018 and the date of this report the Company had no warrant outstanding.

(9)

Reg Technologies Inc.

Notes to Interim Financial Statements

(Expressed in Canadian Dollars)

For the Three Months Ended July 31, 2018 and 2017

(Unaudited)

7.	Equity Accounted Investees and Related Party Transactions

REGI

The Company’s investment in REGI was reduced to $nil as the Company’s share of past losses exceeded the carrying value of the investment in REGI. Prior to the Company’s ASA effective on February 17, 2017, the Company owned 2,744,700 shares of REGI’s common stock which were distributed to the Company’s shareholders as dividend in kind during the year ended April 30, 2017, and Rand owned 588,567 shares of REGI’s common stock. As at April 30, 2017 REGI ceased to be recorded as an equity accounted investee of the Company.

Upon closing of the ASA, all assets of the Company except GST receivable were transferred from Reg Tech to REGI. In addition, upon closing of the ASA, the REGI settled on behalf of Reg Tech the Company’s accounts payable of $67,800 and balances owed to other related parties of $124,075, the total settlement of $191,875 was recorded as addition to contributed surplus during the year ended April 30, 2017.

Minewest

Prior to the Company’s ASA with REGI, the Company’s investment of 26.10% ownership in Minewest was recorded at $Nil under equity method. Upon completion of the ASA with REGI Minewest ceased to be recorded as an equity accounted investee of the Company.

Other related parties

During the three months ended July 31, 2018, management fees of $15,000 (three months ended July 31, 2017 - $7,500) were accrued and not paid to the sole director and officer of the Company.

All related party transactions are in the normal course of operations and have been measured at the amount of consideration established and agreed to by the related parties.

At July 31, 2018 and April 30, 2018, the Company owed an aggregate of $114,890 and $90,552, respectively to related parties, as follows:

	July 31, 2018	April 30, 2018
	$	$
REGI	8,704	8,704
Teryl Resources Corp.	1,848	1,848
Sole director and officer	104,338	80,000
	114,890	90,552

(10)

Reg Technologies Inc.

Notes to Interim Financial Statements

(Expressed in Canadian Dollars)

For the Three Months Ended July 31, 2018 and 2017

(Unaudited)

8.	Promissory Note

On July 26, 2018 the Company issued a promissory note of $29,950 at the interest rate of 1% per month, secured against the Company’s current and future assets, repayable the earlier of August 31, 2018 and the closing of the next private placement.

9.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to maintain the Company’s good standing and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. As the Company currently does not have a business, its principal source of funds is from the issuance of common shares.

In the management of capital, the Company includes the share capital as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and short-term investments.

The Company expects its capital resources, which include share offering will be sufficient to carry its operations through its current operating period.

The Company is not subject to externally imposed capital requirements and there were no changes in its approach to capital management during the three months ended July 31, 2018.

10.	Subsequent Event

On August 7, August 21 and September 24, 2018 the Company issued secured promissory notes of $2,000, $9,218 and $2,268, at the interest rate of 1%, 1% and 3% per month, at the cost of $1,000, $3,000 and $Nil, respectively, repayable the earlier of August 31, August 31 and November 30, 2018, respectively and the closing of the next private placement, all secured against the Company’s current and future assets.

(11)